

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Christian Gormsen
Chief Executive Officer
Eargo, Inc.
1600 Technology Drive, 6th Floor
San Jose, CA 95110

> **Re: Eargo, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted September 8, 2020**
> **CIK No. 0001719395**

Dear Mr. Gormsen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Key Business Metrics, page 81

1. Please revise to disclose the reasons why you believe these metrics provide useful information to investors.

Comparative electroacoustic benchmarking tests, page 120

2. Please revise to disclose the reasons why you believe the discussion of the comparative electroacoustic benchmarking tests that you conducted provides useful information to investors.

Principal Stockholders, page 162

3.    We note your revisions in response to prior comment 3 that investment and voting decisions by the Pivotal Alpha Limited are made jointly by three or more individuals. Please revise to disclose the names of these individuals. Please also revise to disclose who shares voting and dispositive power with Karen P. Welsh over the shares held by NEA Ventures. We also note your disclosure that the non-executive board of the Future Fund Board of Guardians makes the investment and voting decisions for Future Fund Investment Company No.4 Pty Ltd. It appears that the Board of Guardians is the non-executive board of the Future Fund. Please revise to clarify, if true, that the Future Fund Board of Guardians makes the investment and voting decisions for Future Fund Investment Company No.4 Pty Ltd.

    You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Alan C. Mendelson, Esq.